Filed by Public Storage, Inc.

Pursuant to Rule 165 and Rule 425(a) under the

United States Securities Act of 1933, as amended

Subject Company: Shurgard Storage Centers, Inc.

Commission File No. 001-11455

Date: April 27, 2006

[Public Storage Inc. 2005 Annual Report Letter to Stockholders]

To Our Shareholders

We had an excellent year in 2005. We achieved solid operating results and positioned ourselves to acquire Shurgard Storage Centers, Inc. This acquisition brings together the two best brands in the self-storage industry and further solidifies our position as the largest self-storage company in the world. Before commenting on this transaction, let me first review our results for 2005.

Total revenues grew by 11% in 2005 to surpass the $1 billion level for the first time in our history. This growth was primarily generated from our self-storage operations, which grew 10% from the prior year. Net income to common shareholders rose by a solid 43% to $254 million. As a result, earnings per share also increased by 43% to $1.97, from $1.38 per share in 2004. These results were primarily driven by strong organic growth and additional self-storage stores.

We also have another measure of performance that is commonly used by analysts and industry experts called funds from operations or FFO. Net income and FFO are generally the same except for depreciation expense. FFO was developed to provide an additional performance metric for the evaluation of Real Estate Investment Trust companies, and generally is net income plus depreciation expense. FFO is not reduced by the ongoing “capital investment” required to maintain the competitive nature of our properties. For Public Storage, this is approximately $30 million per year or about $0.30 per rentable foot. For most other forms of commercial real estate, especially offices and malls, it is much higher.

FFO per share grew by 23% to $3.61 in 2005 from $2.93 in 2004 through successful execution in three key areas.

•	First, a consistent focus on operational excellence and dynamic product pricing by using our brand name, national call center, media and promotional programs and striving for consistent execution in our daily operations. We achieved industry-leading occupancies, grew revenues per available square foot and improved operating margins.

•	We selectively deployed capital to acquire and develop additional properties as well as redeveloped existing properties, providing attractive rates of return and enhancing our franchise value.

•	We lowered our cost of capital by refinancing our preferred stock, the principal form of leverage in our capital structure, and enhanced our financial flexibility.

In short, we generated good rates of return on invested capital and enhanced the value of our existing properties. As a result, we are well positioned to capitalize on the opportunity to acquire Shurgard.

Self-Storage Operations

Since our inception in 1972, our primary business has been providing self-storage solutions. Four categories drive our operating results and future growth.

•	Same Store properties are facilities that have been operating on a “stabilized” basis in terms of occupancy and net operating income for at least three years.

•	Development properties are newly constructed facilities.

•	Expansion properties are the conversion of former Pick-Up and Delivery facilities into self-storage facilities and the redevelopment of older facilities to improve their competitive position.

•	Acquisition of existing properties (third-party owned) that are solid investments and that enhance the value of our existing portfolio.

Each of these four categories contributed to our earnings.

Net Operating Income by Category

(Dollar amounts in thousands)	2003	2004	2005	2004-2005 Change
Same Store properties	$480,047	$506,641	$543,071	7%
Development properties	12,255	25,124	36,435	45%
Expansion properties	24,897	27,265	28,948	6%
Acquisition properties	—	3,099	22,911	639%

Total net operating income before depreciation	517,199	562,129	631,365	12%
Depreciation expense	(176,847)	(176,403)	(191,267)	8%

Total earnings from self-storage	$340,352	$385,726	$440,098	14%

Total amount invested	$5,125,498	$5,510,750	$5,930,484

Same Store Properties

The “Same Store” portfolio comprises 1,260 properties and represents about 82% of the net rentable square feet of our portfolio. Net operating income (before depreciation) generated from this group increased by 7.2% in 2005 to $543 million. Revenues rose by 4.9% driven primarily by higher rental rates and administrative fees offset by a moderate 0.5% growth in operating expenses. Operating margins improved to 67.0% in 2005 from 65.5% in 2004.

During 2005, rental rates grew by 4.7% and occupancy levels remained stable at 91%. Revenue per available square feet, or “REVPAF,” which takes into account rental rates, promotional discounts and occupancy, grew by 4.7%. We are beginning 2006 on a positive trend. Our December 2005 in-place rents are approximately 5.2% higher than December 2004. In addition, we had positive net absorption of over 1,000 customers January and February 2006, which is typically a negative absorption period.

In last year’s report, we commented that we were not pleased with the efficacy of our marketing and promotion programs. Costs were rising and customer volumes were declining. While I believe this is still an area of tremendous opportunity for us, we made substantial improvements during 2005.

For the year, move-in volume declined by about 20,000 customers to 596,000; however, this was offset by a decline in move-out volume of almost the same amount to 597,000 customers. Our total acquisition costs (the sum of Yellow Pages, media, promotional discounts and our national call center) per customer move-in remained about the same, at approximately $150 per customer. However, because we were able to achieve higher rental rates and fees, net customer acquisition costs (costs net of rental rates and administrative fees) declined by about $4 per customer move-in, thereby improving the profitability of our rental activity.

We also continue to expand and refine our marketing channels. In 2005, we succeeded at increasing the move-in volume and traffic generated from the internet, in part, due to the redesign of our website. We plan to expand this marketing channel during 2006.

Operating expenses increased by 0.5% in 2005 compared to 4.6% in 2004. Removing Pick-Up and Delivery and consumer truck rental service from the national call center in late 2004 produced cost savings of 26%, or approximately $3 million in 2005. A softer insurance renewal market, along with improved cost controls, lowered property insurance costs by 10%, or approximately $1 million. Our largest expense category, payroll, declined 2%, or a savings of approximately $1 million. This was achieved by improving claims management and initiating an expanded safety program which lowered workers’ compensation costs.

We expect some of these trends will change in 2006. Expenses at the national call center have stabilized, and property insurance rates are expected to increase from the impact of recent hurricane losses. Further reductions in our workers’ compensation costs will be modest.

During 2005, our repairs and maintenance expense (R&M) was essentially flat at $26 million. Our maintenance capital expenditures declined by $10 million to $26 million compared to 2004. With the average age of our properties at approximately 20 years, we undertook a major project to develop asset plans for each property in our portfolio. We delayed performing most major “maintenance capital expenditures” work. Having now completed the plans, we expect our R&M and maintenance capital expenditures will be moderately higher in 2006 than in 2005.

Development and Expansion Properties

Our development properties continued to lease-up with higher revenues generating improving yields. During 2005, our 70 development and conversion facilities (5.6 million net rentable square feet of space) generated a net operating income (before depreciation) yield of 6.7% based on costs of $547 million. These facilities should continue to produce above average income growth as they reach stabilized occupancy levels and attain greater pricing power.

During 2005, we completed six new properties, 11 conversions of former Pick-Up and Delivery facilities into self-storage and seven expansion projects at a total cost of $87 million. These projects added 1.5 million net rentable square feet to our portfolio.

Our future development and expansion activities should continue to provide growth. At year end 2005, we had 62 projects which could add approximately 3.9 million net rentable square feet over the next couple of years at an estimated cost of $323 million.

Acquisition Properties

We continue to find third-party owned properties with the potential to provide attractive long-term returns on invested capital and complement and improve our existing franchise. Over the past two years, we invested $515 million to acquire 77 facilities containing approximately 5.5 million net rentable square feet. During 2005, these facilities generated $23 million of net operating income (before depreciation) for a yield of 4.5%. As with our development properties, we expect these returns to improve as we are able to increase rental rates from promotional lease-up rates and achieve stabilized occupancies.

There is no shortage of capital chasing quality self-storage properties, creating a very competitive environment. We are governed by Warren Buffett’s maxim, “When money is cheap, assets are dear. When money is dear, assets are cheap.” We continue to be disciplined in this difficult acquisition environment.

Two things are important in buying or developing properties, from an investor’s perspective: (1) the estimated free cash flow return on invested capital and (2) the potential growth in cash flow. Both are critical to determining the long-term success of an investment. While we attempt to underwrite based on a variety of factors that impact potential growth, we recognize that this process is subjective and susceptible to wide variations. Accordingly, we tend to emphasize the security of the current income stream over potential growth by stressing factors such as barriers to new competition and favorable demographics in our acquisition process.

Ancillary Business Operations

Our ancillary businesses – tenant reinsurance, merchandise sales (locks and boxes), consumer truck rental (both our own and as an agent of Penske) and third-party property management operations – collectively continue to contribute to our operating results.

In 2005, net operating income of our ancillary businesses improved by $8 million to $24 million, benefiting from a larger group of self-storage facilities and better margins. The earnings contribution from these businesses is expected to increase as the number of self-storage facilities we operate continues to grow.

Financing

We continued the planned refinancing of our high coupon preferred stock. During 2005, we issued four new series of preferred stock raising $626 million at a blended annual rate of 6.5%. Additionally, we redeemed four series of preferred stock which totaled approximately $315 million and carried a weighted average annual rate of 9.0%. Overall, the total $2.8 billion of preferred stock outstanding at year end 2005 has an average annual rate of 7.1%, 120 basis points lower than in 2002.

(Dollar amounts in millions)	2002	2003	2004	2005
Outstanding preferred securities	$2,102	$2,152	$2,412	$2,723	(1)
Weighted average cost of preferred at period end	8.3%	8.1%	7.4%	7.1	%(1)
Cash and cash equivalents	$103	$205	$366	$321	(1)

(1)	Adjusted for redemption of $172.5 million series Q preferred stock in January 2006.

During the first quarter of 2006, we completed the redemption of the $172.5 million, 8.60% series Q preferred stock. For the remainder of 2006, we have an opportunity to redeem two additional preferred issues totaling approximately $650 million with a blended annual rate of approximately 8.0%. Given current rates at which we can issue preferred stock, we expect to issue additional preferred stock in 2006.

Our liquidity also improved in 2005. Our cash balance has grown to $321 million at year end 2005, net of the $172.5 million series Q preferred stock redemption in January 2006. We intend to use this cash in connection with the Shurgard acquisition or to fund our acquisition, development and expansion projects and redeem additional preferred stock.

Investment in PS Business Parks

PS Business Parks’ (PSB) equity market capitalization was nearly $1.5 billion at year end, and our 44% investment in PSB valued at approximately $625 million. More importantly, PSB performed well relative to its competition and was able to grow its “Same Park” portfolio net operating income by 3.0%.

A year ago, we said the winds were shifting in PSB’s favor. This was demonstrated in this past year’s operating results. The higher Same Park net operating income was driven by a 3.1% increase in revenues primarily due to a 3.5% increase in occupancy from 2004. Operating margins and annual realized rents remained stable at 70% and $13.73 per square foot, respectively.

PSB is in a solid financial position with $200 million of cash at year end. PSB also took advantage of the favorable interest rate environment to further lower its cost of capital by completing two preferred issues totaling $102 million at a blended annual rate of 7.2%. Overall, the total $729 million of preferred stock outstanding at year end has a blended annual rate of 7.7%, 130 basis points lower than in 2003. In 2006, PSB has an opportunity to call for redemption $169 million of preferred stock with a blended annual rate of 9.2%, which would further lower its weighted average costs by 45 basis points to 7.25%.

(Dollar amounts in thousands)	2003	2004	2005
Outstanding preferred securities	$386,423	$638,600	$729,100
Weighted average cost of preferred at period end	9.0%	7.8%	7.7%
Cash and cash equivalents	$5,809	$39,688	$200,447

PSB’s operations should continue to improve in 2006 as its cost of capital continues to decline and improving market conditions drive higher occupancies and revenue per square foot. A key focus for PSB in 2006 will be to reduce customer acquisition costs (tenant improvements and broker commissions) and increase free cash flow per share.

Pick-Up and Delivery Business

The Pick-Up and Delivery (PUD) business includes 12 facilities located in eight densely populated markets. The business continues to transition to a stabilized business model which we believe will be an attractive long-term investment.

The business generated positive net operating income in 2005. Customer move-ins increased by over 50% from 2004. We redeployed most of PUD’s earnings into increased marketing expenditures, primarily Yellow Page advertising and television media costs. For 2006, we intend to continue to expand marketing and refine the business model. Earnings and cash flow will be modest.

Other Items

In August 2005, we were added to the S&P 500 Index due to our positive operating trends and our relative size. We are excited about being included in this index of “leading companies in leading industries.”

To maintain our income tax status as a REIT and avoid corporate income taxes, we are required to distribute our taxable income. As a result of our operating results and the expectation of continued positive performance, our Board of Directors increased the common dividend by 11% to an annual level of $2.00 per share in August.

Our owners have enjoyed solid returns over the last several years. Looking at the one-year (2005), three-year (2003-2005) and five-year (2001-2005) return to owners, we have exceeded both the S&P 500 and NAREIT Equity indices for the short and long term.

This is the “rear-view mirror.” While both our operating performance and growth prospects have improved significantly over this period, it is almost certain that we will not achieve these kinds of returns going forward.

Conclusion and Outlook

We have continuously said self-storage is a great business. Why? There are several reasons.

•	Broad consumer awareness. A recent Wall Street Journal article cited a survey which found one in 11 households now rents a self-storage unit compared to one in 17 households ten years ago.

•	Low break-even point. A newly developed facility at a 30% to 35% occupancy level will generally cover its fixed operating costs, consisting primarily of payroll, utilities, property taxes and marketing costs. After “break-even,” the property generates positive free cash flow.

•	Low capital expenditures and no tenant improvement costs. A self-storage building is a relatively simple design, requires a low amount of maintenance and has a very low obsolescence factor. Since rental units are not finished with carpeting or interior paint, no tenant improvements are required for new customers.

•	Profits in cash. This is primarily a cash business, and our customers generally pay rent a month in advance of their stay.

•	Pricing power above inflation. Over the past five years, our Same Store rental rate has grown 17.0%, compared with a 13.5% increase in the Consumer Price Index (“CPI”).

	2001	2002	2003	2004	2005	Five-Year Growth
Rental rate change	10.4%	1.2%	(2.8)%	2.9%	4.7%	17.0%
CPI change	2.8%	1.6%	2.3%	2.7%	3.4%	13.5%

In addition, certain competitive advantages within our industry differentiate us from the competition.

•	Brand name. We believe our name is the most recognized and established name in the self-storage industry. We have national recognition since our storage operations are conducted in 37 states and are located in major metropolitan markets.

•	Scale of operations. We are the largest provider of storage space in the industry. By managing over 1,500 facilities, our size and scope enable us to achieve higher profit margins and a lower level of administrative costs relative to revenues.

•	Media. We are the only self-storage company to use television to advertise and have been doing so since the mid-1980s. We believe the high cost of television makes it impractical for our competitors to use this form of advertising. Our scale of operations enables us to do so cost effectively and to help us generate “above industry average” occupancy levels.

•	Financial flexibility. With a conservative capital structure that utilizes a significant amount of preferred stock, we are not subject to the volatility of the capital markets. With our solid financial profile and credit rating, we are able to raise capital when prudent versus when we “have to have it.”

Our actions and operating results demonstrate we are the leader of the self-storage industry. Our operating model and our focus on the three P’s – People, Product and Pricing – set us apart from the rest of the competition. In the long run, if we continue to improve our competitive advantages, lower our costs of capital and deploy incremental capital at reasonable rates of return, our owners should benefit from sustained growth in cash flow per share.

Shurgard Transaction

On March 6, 2006, the boards of directors of Public Storage and Shurgard approved an agreement under which Public Storage will acquire Shurgard for a total value of approximately $5 billion. The agreement is subject to various conditions, including approval by the shareholders of both Public Storage and Shurgard. Each share of Shurgard’s common stock would be exchanged for 0.82 shares of Public Storage common stock. Following the close, Shurgard shareholders would own approximately 23% of the combined company while Public Storage shareholders would own the remaining 77%. The transaction is expected to close by mid year.

This transaction creates a company that will have a combined total market capitalization of approximately $18 billion (based on current valuations), annual revenues in excess of $1.5 billion and an exceptional portfolio of over 2,100 facilities in 38 states and seven European countries. It will be the largest self-storage company in the world with significant operating platforms in both the United States and Europe, suitable for continued expansion.

This combination creates a global enterprise with critical mass and leveragable strengths that has the opportunity to achieve superior revenue growth, lower operating expenses, lower capital costs and improved operating efficiency. There will be costs to implement this combination, and most of the benefits will not be reflected in our 2006 operating results. We will keep you informed of our progress.

In closing, I am personally grateful to our workforce of more than 4,000 employees and to our senior management team, all of whom are the primary reason for Public Storage’s many years of success and leadership in the industry.

Ronald L. Havner, Jr.

Vice-Chairman of the Board, Chief Executive Officer and President

April 10, 2006

Computation of Funds from Operations (unaudited)

Funds from operations (“FFO”) is a term defined by the National Association of Real Estate Investment Trusts (“NAREIT”). FFO is a supplemental non-GAAP financial disclosure, and it is generally defined as net income before depreciation and gains and losses on real estate assets. FFO is presented because management and many analysts consider FFO to be one measure of the performance of real estate companies and because we believe that FFO is helpful to investors as an additional measure of the performance of a REIT. FFO computations do not consider scheduled principal payments on debt, capital improvements, distribution and other obligations of the Company. FFO is not a substitute for our cash flow or net income as a measure of our liquidity or operating performance or our ability to pay dividends. Other REITs may not compute FFO in the same manner; accordingly, FFO may not be comparable among REITs.

	For the year ended December 31,
(Amounts in thousands, except per share amounts)	2005	2004	2003
Net income:	$456,393	$366,213	$336,653
Depreciation and amortization	196,397	183,063	184,063
Depreciation and amortization included in discontinued operations	88	1,282	3,940
Less - depreciation with respect to non-real estate assets	(1,789)	(4,252)	(6,206)
Depreciation from unconsolidated real estate investments	35,425	33,720	27,753
Gain on sale of real estate assets	(8,279)	(2,288)	(6,128)
Less - our share of gain on sale of real estate included in equity of earnings of real estate entities	(7,858)	(6,715)	(2,786)
Minority interest share of income	32,651	49,913	43,703

Net cash provided by operating activities	703,028	620,936	580,992
FFO to minority interest - common	(18,782)	(23,473)	(23,125)
FFO to minority interest - preferred	(17,021)	(32,486)	(26,906)

Funds from operations	667,225	564,977	530,961
Less: allocations to preferred and equity stock shareholders:
Senior Preferred	(180,555)	(166,649)	(153,316)
Equity Stock, Series A	(21,443)	(21,501)	(21,501)

FFO allocable to our common shareholders	$465,227	$376,827	$356,144

Weighted average shares outstanding:
Common shares	128,159	127,836	125,181
Stock option dilution	660	845	1,336

Weighted average common shares for purposes of computing fully-diluted FFO per common share	128,819	128,681	126,517

FFO per common share	$3.61	$2.93	$2.81